UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of June 2023

Commission File Number: 001-39928

_____________________

Sendas Distribuidora S.A.

(Exact Name as Specified in its Charter)

Sendas Distributor S.A.

(Translation of registrant’s name into English)

Avenida Ayrton Senna, No. 6,000, Lote 2, Pal 48959, Anexo A

Jacarepaguá

22775-005 Rio de Janeiro, RJ, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

SENDAS DISTRIBUIDORA S.A.

CNPJ/MF No. 06.057.223/0001-71

NIRE 33.300.272.909

CALL NOTICE

EXTRAORDINARY GENERAL MEETING

The shareholders of Sendas Distribuidora S.A. (“Company” and “Shareholders”, respectively) are hereby called to attend the Extraordinary Shareholders’ Meeting (“EGM”), to be held exclusively online on July 14, 2023, at 11 a.m. (BRT), in accordance with Article 5, paragraph 2, item I, and Article 28, paragraphs 2 and 3 of CVM Resolution No. 81, dated March 29, 2022, as amended (“CVM Resolution 81”), through the digital platform Ten Meetings (“Digital Platform”), in order to resolve on the following matters included in the Agenda:

I.	Re-ratification of the aggregate compensation of the Company’s managers for the fiscal year ended on December 31, 2022, and

II.	Establishment of the aggregate compensation of the Company’s managers for the fiscal year ending on December 31, 2023.

Shareholders are hereby called upon to resolve on the new proposals regarding the matters above, which have been reformulated from the proposals originally presented as item 3 of the extraordinary general meeting and item 4 of the ordinary general meeting included in the agenda of the Ordinary and Extraordinary General Meeting held on April 27, 2023 (“2023 OEGM”).

Shareholders may exercise their voting rights through:

•	voting via electronic system during the EGM, or
•	sending a remote voting form (“Remote Voting Form”).

Participation in the EGM through the Digital Platform:

Shareholders who wish to participate in the EGM through the Digital Platform, in accordance with the procedures described in the Management Proposal and Participation Manual, dated June 14, 2023, for the EGM by the Company (“Management Proposal and Participation Manual”) must access the electronic address: https://www.tenmeetings.com.br/assembleia/portal/?id=D159E0C8612D, until July 12, 2023, pursuant to the deadline set forth in Article 6, §3, of CVM Resolution 81, complete their registration and submit the following documents: (a) updated statement containing the respective shareholding issued by the custodian entity; and (b) scanned copies of the following documents:

•	for individuals, identification document with a photo of the Shareholder,
•	for legal entities, (i) consolidated articles of incorporation or bylaws and any other corporate documents proving the legal representation of the Shareholder, and (ii) identification document with a photo of the legal representative,
•	for investment funds, (i) consolidated regulations of the investment fund, (ii) articles of incorporation or bylaws of its administrator or manager, as applicable, in accordance with the fund’s voting policy, and corporate documents proving the representation powers, and (iii) identification document with a photo of the legal representative, and

•	in the event any Shareholder is represented by a proxy, in addition to the respective documents mentioned above, the Shareholder should also submit (i) a power of attorney with specific powers for representation at the EGM, and (ii) identification documents with a photo of the proxy, as well as, in the case of a legal entity or fund, copies of the identification document and minutes of election of the legal representative(s) who signed the power of attorney, proving the representation powers.

Guidelines on accessing the Digital Platform will be sent in due course to each Shareholder or proxy, along with confirmation of individual registration for access to the Digital Platform.

Participation in the EGM through a Remote Voting Form:

In accordance with CVM Resolution 81, Shareholders who wish to exercise their voting rights through the Remote Voting Form must: (a) complete the Remote Voting Form, following the instructions provided therein; and (b) submit it (i) directly to the Company; (ii) to the Bookkeeping Agent; or (iii) to their respective custody agent (if they provide such service), by July 7, 2023 (that is, up to 7 (seven) days before the date of the EGM), in accordance with the instructions contained in the Management Proposal and Participation Manual.

All relevant documentation regarding the matters that will be resolved at the EGM now convened will remain available to the Shareholders at the Company’s headquarters, on the Company’s Investor Relations website (https://ri.assai.com.br), the websites of the Brazilian Securities and Exchange Commission – Comissão de Valores Mobiliários (www.gov.br/cvm) and B3 S.A. – Brasil, Bolsa, Balcão (www.b3.com.br), including the Management Proposal and Participation Manual and respective Remote Voting Form.

Detailed information on the attendance of the Shareholder directly, by its legal representative or duly appointed proxy, as well as the rules and procedures for attending and/or remote voting in the EGM, including guidelines for sending the Remote Voting Form, guidelines on accessing the Digital Platform and rules of conduct to be adopted at the EGM are contained in the Management Proposal and Participation Manual.

Rio de Janeiro, June 14, 2023.

Oscar de Paula Bernardes Neto

Chairman of the Board of Directors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 14, 2023

Sendas Distribuidora S.A.

By: /s/ Daniela Sabbag Papa

Name: Daniela Sabbag Papa

Title: Chief Financial Officer

By: /s/ Gabrielle Helú

Name: Gabrielle Helú

Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.